UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Nexxen International Ltd.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, Par Value NIS 0.02 Per Share
(Title of Class of Securities)

M8T80P204
(CUSIP Number of Class of Securities)

Amy Rothstein
Chief Legal Officer
Nexxen International Ltd.
100 Redwood Shores Parkway, 3rd Floor
Redwood City, California 94065
(425) 279-1222

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:

James J. Masetti, Esq.
Christina F. Pearson, Esq.
Laura McDaniels, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, California 94304
(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 3”), is filed by Nexxen International Ltd., a company organized under the laws of Israel (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 2, 2025, as amended by Amendment No. 1 filed with the SEC on May 8, 2025 and Amendment No. 2 filed with the SEC on May 13, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to an offer by the Company to cancel certain outstanding options to purchase the Company’s ordinary shares held by eligible employees of the Company and its subsidiaries in exchange for a cash payment (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Cancel Eligible Options for Cash dated May 1, 2025 (the “Offering Memorandum”), filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 3 is being filed to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO and the Offer.

Amendments to the Offering Memorandum

The Offering Memorandum and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Offering Memorandum – Section 2. Purpose of the Offer

The fifth paragraph on page 15 of the Offering Memorandum is amended and restated as follows:

In April 2025, we launched a new and ongoing $50 million ordinary share repurchase program following completion of our previous $50 million ordinary share repurchase program.  This new repurchase program (the “Repurchase Program”) is expected to continue until the earlier of November 19, 2025, or completion and does not obligate us to repurchase any particular amount of ordinary shares and the program may be suspended, modified or discontinued at any time at our discretion, subject to applicable law. From March 1, 2022, when we launched a series of share repurchase programs, through March 31, 2025, we repurchased 22,621,472 ordinary shares, or 29.2% of shares outstanding, reflecting a total investment of $190.2 million. As of April 30, 2025, we had approximately $39.0 million remaining on the Repurchase Program authorization. Our Board of Directors intends to continue to evaluate implementing additional share repurchase programs following completion of the ongoing Repurchase Program, subject to then current market conditions, necessary approvals and the Company’s valuation.

Subject to the foregoing and except as otherwise disclosed in the Offer to Exchange, we have no plans, proposals or negotiations (although we often consider such matters in the ordinary course of our business and intend to continue to do so in the future) that relate to or would result in any of the following:

•	any extraordinary corporate transaction, such as a material merger, reorganization or liquidation, involving the Company;
•	any purchase, sale or transfer of a material amount of our assets;
•	any material change in our board of directors, including any plans to change the number or term of the Company’s directors;
•	any other material change in our corporate structure or business;

•	Our Ordinary Shares not being traded on a national securities exchange;
•	Our Ordinary Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;
•
the acquisition by any person of any of the Company’s securities or the disposition of any of the Company’s securities, other than in the ordinary course of business or pursuant to existing options or other rights; or

•	any change in our articles of association, or any actions that may impede the acquisition of control of the Company by any person.

Offering Memorandum – Section 14. Extension of Offer; Termination; Amendment

The third paragraph on Page 24 of the Offering Memorandum is amended and restated as follows:

We also expressly reserve the right, in our reasonable judgment, before the Offer Termination Date, to terminate or amend this Offer and to postpone our acceptance and cancellation of any options tendered for cancellation upon the occurrence of any of the conditions specified in Section 7 by giving written notice of such termination, amendment or postponement to the Eligible Participants and making a public announcement, including electronically posted or delivered notices. Our reservation of the right to delay our acceptance and cancellation of options tendered for cancellation is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered for cancellation promptly after termination or withdrawal of an offer.

Offering Memorandum – Section 17. Additional Information

Page 26 of the Offering Memorandum is amended and supplemented by replacing the second paragraph with the following:

We recommend that, in addition to the Schedule TO, including its exhibits, this Offer and the Terms of Election, you review the following materials that we have filed with the SEC before making a decision on whether to accept the Offer:

1.	Our Annual Report on Form 20-F for the year ended December 31, 2024, filed on March 5, 2025, including all material incorporated by reference therein;

2.
Our Reports on Form 6-K, furnished to the Commission on January 2, 2025, January 6, 2025, January 13, 2025, January 21, 2025, January 27, 2025, February 3, 2025 (first), February 3, 2025 (second), February 6, 2025, February 10, 2025, February 18, 2025, March 5, 2025, and May 14, 2025; and

3.
The description of our Ordinary Shares set forth in Item 1 of our Registration Statement on Form 8-A/A (File No. 001-40504), filed on February 18, 2025, including any amendments or reports filed for the purpose of updating such description.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Cancel Eligible Options for Cash, dated May 1, 2025, as amended May 22, 2025

(a)(1)(B)*	Email to employees from Chief Executive Officer, sent on May 1, 2025

(a)(1)(C)*	Form of Announcement Email

(a)(1)(D)*	Election Terms and Conditions

(a)(1)(E)*	Form of Reminder Email

(a)(1)(F)*	Employee Presentation

(a)(1)(G)*	Email from Chief People Officer, sent on May 7, 2025

(b)	Not applicable

(d)(1)*
Nexxen International Ltd. Global Share Incentive Plan (2011), as amended (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form F-20 (File No. 001-40504), filed with the SEC on March 5, 2025)

(d)(2)*
Nexxen International Ltd. 2017 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form F-20 (File No. 001-40504), filed with the SEC on March 5, 2025)

(d)(3)*	Form of Option Agreement under the Nexxen International Ltd. Global Share Incentive Plan (2011)

(d)(4)*	Form of Option Agreement under the Nexxen International Ltd. 2017 Equity Incentive Plan

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nexxen International Ltd.

Date: May 22, 2025	By:	/s/ Amy Rothstein
Chief Legal Officer